

August 10, 2023

David Nock
General Counsel
Carbon Revolution Ltd.
Ten Earlsfort Terrace
Dublin 2, D02 T380
Ireland

> **Re: Carbon Revolution Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed July 31, 2023**
> **File No. 333-270047**

Dear David Nock:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-4

General

1. We note that Carbon Revolution provided financial information which included revenues for the quarter ended June 30, 2023. Please include the financial information that has been made publicly available in your next amendment. See Item 8.A.5 of Form 20-F.

You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing